UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GIGGLES N HUGS, INC.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

37518A-104
(CUSIP Number)

Joey Parsi
10250 Santa Monica Blvd., #155
Los Angeles, CA 90067
(310) 553-4847

with a copy to:

Stoecklein Law Group
402 West Broadway, Suite 690
San Diego, CA 92101
(619) 704-1310
Fax (619) 704-0556
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

December 30, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37518A-104 Page of 6 Pages

1           NAME OF REPORTING PERSON                                                                                                Giggles N Hugs, LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [  ]
(b) [  ]

3           SEC USE ONLY

4           SOURCE OF FUNDS (See Instructions)                                                                                        (OO) OTHER

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6           CITIZENSHIP OR PLACE OF ORGANIZATION                                                                          California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER	0

	(8)	SHARED VOTING POWER	18,289,716

	(9)	SOLE DISPOSITIVE POWER	0

	(10)	SHARED DISPOSITIVE POWER	18,289,716

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,289,716 Shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                                         80%

14           TYPE OF REPORTING PERSON*                                                                                                (OO) OTHER

CUSIP No. 37518A-104 Page of 6 Pages

1           NAME OF REPORTING PERSON                                                                                                Joey Parsi

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [  ]
(b) [  ]

3           SEC USE ONLY

4           SOURCE OF FUNDS (See Instructions)                                                                                      (OO) OTHER

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6           CITIZENSHIP OR PLACE OF ORGANIZATION                                                                       California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER	0

	(8)	SHARED VOTING POWER	18,289,716

	(9)	SOLE DISPOSITIVE POWER	0

	(10)	SHARED DISPOSITIVE POWER	18,289,716

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,289,716 Shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                                         80%

14           TYPE OF REPORTING PERSON*                                                                                                (IN) OTHER

CUSIP No. 37518A-104 Page of 6 Pages

Item 1. Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, $0.001 par value per share (the “Common Stock”), of Giggles N Hugs, Inc. (the “Issuer”), a Nevada corporation, having its principal executive offices at 10250 Santa Monica Blvd., #155, Los Angeles, CA 90067.

Item 2.  Identity and Background

This statement represents the joint filing of Giggles N Hugs, LLC, a California limited liability company (“Giggles LLC”), and Joey Parsi, the managing member of Giggles LLC (“Mr. Parsi”; and collectively, the “Reporting Persons”).

(a)	Giggles LLC is a California limited liability company.

Joey Parsi, an individual, is a United States citizen, and is the President, Chief Executive Officer and Director of the Issuer. Additionally, Mr. Parsi is the managing member of Giggles LLC.

(b)	The address of the Reporting Persons is 10250 Santa Monica Blvd., #155, Los Angeles, CA 90067.

(c)	The principal business of Giggles LLC is to own and operate kid friendly restaurants named Giggles N Hugs.

Mr. Parsi is employed by the Issuer and/or Giggle LLC.

(d)	During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Parsi is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth or incorporated in Item 4 is incorporated herein by reference.

Giggles LLC acquired the 18,289,716 shares of common stock of the Issuer as a result of the Merger (defined below) between the Issuer and GNH, Inc. (“GNH”). Prior to the closing of the Merger, Giggles LLC held 14,529,000 or 100% of the issued and outstanding shares of common stock of GNH. Pursuant to the Merger, Giggles LLC exchanged its 14,529,000 shares of GNH’s common stock for the 18,289,716 shares of common stock of the Issuer.

CUSIP No. 37518A-104 Page of 6 Pages

Item 4.   Purpose of Transaction

The information set forth or incorporated in Item 3 is incorporated herein by this reference.

The beneficial ownership of securities of the Issuer were acquired by the Reporting Persons in connection with the Merger described below.

Merger Agreement

On December 30, 2011, the Issuer completed the Merger, by and among Giggles N Hugs Sub Co. (“Sub Co”), a Nevada corporation and wholly owned subsidiary of the Issuer, and GNH, Inc. (“GNH”), a Nevada corporation, wherein Sub Co ceased to exist and GNH became a wholly owned subsidiary of the Issuer.

Pursuant to the conditions to closing of the Merger, the Issuer issued 18,289,716 shares of common stock in exchange for 100% of GNH’s outstanding common stock and obtained cancellation of a total of 47,607,500 shares of common stock. Total issued and outstanding common stock, post closing, and upon cancellation of the shares herein referenced, and the issuance of 18,289,716, is 22,862,395.

As a result of the closing of the Merger, the Issuer’s main focus has been redirected to the operations of GNH. The Issuer now owns all of the assets, liabilities and operations of a kid friendly restaurant named Giggles N Hugs in Westfield mall in Century City, California. Additionally, the Issuer obtained ownership to all intellectual property rights for Giggles N Hugs facilities in the future.

Prior to the Merger described above, GNH acquired the assets, liabilities and operations of Giggles LLC’s kid friendly restaurant named Giggles N Hugs in Westfield mall in Century City, California, including ownership to all intellectual property rights for Giggles N Hugs facilities in the future, in exchange for 14,529,000 shares of GNH’s common stock.

Giggles LLC intends to liquidate the company and distribute the 18,289,716 shares of the Issuer’s common stock to all its membership interest holders in the near future.

Item 5.                      Interest in Securities of Issuer

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 4 is incorporated by this reference.

(a)
As of the filing date of the Schedule 13D, as a result of the Merger, Giggles LLC may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) shared power to vote the 18,289,716 shares of common stock, which represents approximately 80% of the shares of common stock deemed to be outstanding pursuant to Rule 13d-1(j). This percentage of beneficial ownership was calculated by dividing the number of shares beneficially owned by Giggles LLC by 22,862,395 shares (the number of outstanding shares of common stock of the Issuer as of January 12, 2012, based upon the Issuer’s certified stockholder list).

CUSIP No. 37518A-104 Page of 6 Pages

Mr. Parsi is the managing member and majority membership interest holder of Giggles LLC and therefore also beneficially owns 80% of the Issuer.

(b)	The Reporting Persons have shared power to vote and shared power to dispose of all of the shares beneficially owned by Giggles LLC.

(c)	Except as set forth or incorporated herein, the Reporting Persons have not effected any transaction in the common stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth in Items 3 and 4 are incorporated herein by reference.

Item 7. Materials to Be Filed as Exhibits

Exhibit Number	Description of Exhibits
99.2	Joint Filing Agreement dated as of January 12, 2012 between Giggles N Hugs LLC and Joey Parsi.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:                      January 19, 2012
Giggles N Hugs, LLC

By:	/S/ Joey Parsi
Joey Parsi, Managing Member

/S/ Joey Parsi
Joey Parsi

Exhibit 99.2

CUSIP No. 37518A 104

AGREEMENT CONCERNING JOINT FILING
OF SCHEDULE 13D

The undersigned agree as follows:

(i) each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii) each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

Dated: January 19, 2012

Giggles N Hugs, LLC

By:	/S/ Joey Parsi
Joey Parsi

/S/ Joey Parsi
Joey Parsi